Hampshire International Business Park Basingstoke Hampshire RG24 8EP UK Tel +44 1256 894000 Fax +44 1256 894708 http://www.shire.com

Jim B. Rosenberg, Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

September 7, 2007

Re:	Shire plc
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 000-29630

Dear Mr Rosenberg,

The following is in response to your letter addressed to Mr. Matthew Emmens, Chief Executive Officer of Shire plc (the “Company”) dated July 27, 2007 with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”).

We have repeated your numbered comments and provided a response to each comment below.

Form 10-K for the Year Ended December 31, 2006

Item 8: Financial Statements and Supplementary Data, page F-1.

1.
Your response to comment four and proposed revised disclosure did not address each part of our comment. For example, we did not see disclosure of the jurisdiction related to the $187 million. In addition, you did not quantify the $187 million by year. Disclose this material amount and addresses each part of comment four in your amended filing. The disclosure should explain why the fourth quarter of 2006 was the appropriate time to recognize the entire $187 million. Disclose when the audits began and describe the events occurring between inception and December 31, 2006. Explain why no amount was recognized prior to the fourth quarter of 2006.

Response:

We note the Staff’s comments above.

The tax audits to which the $187 million tax contingencies (the “Contingencies”) relate began in 2004.  The nature of the taxing authorities’ information requests during 2004 prompted the Company to re-examine in detail all aspects of the tax filing positions for the relevant years in light of then prevailing practice and judicial interpretations. On the basis of this examination, the Company assessed that a loss was probable, and as a result a charge of $43 million was recognized in the year to December 31, 2004, based upon management’s reasonable estimate of the outcome of the audits and negotiation with the taxing authorities.

No disclosure of possible losses in excess of the amount recorded was made at December 31, 2004 as the Company considered it remote that a loss in excess of the amount provided, having a material effect on the financial statements, had been incurred.

In the year to December 31, 2005 the Contingencies were increased by $10 million for interest on the existing provision and interest on the potential taxation of overseas dividends. The Company did not disclose possible losses in excess of the amounts recorded at December 31, 2005 as the Company

Shire plc  Registered in England 5492592    Registered Office as above

considered it remote that losses in excess of the amounts provided, having a material effect on the financial statements, had been incurred.

During the fourth quarter of 2006 the Company received further correspondence from the taxing authorities which expanded the scope of their enquiries and proposed significant adjustments to the relevant filed tax positions. The Company had not anticipated the positions that the taxing authorities were now taking, and prior to receipt of this correspondence, had considered it a remote eventuality that such adjustments would be proposed. The Company commenced consultations with expert advisors, to assess the merits, quantum and implications of the proposed adjustments, and the Company’s likely response, to determine whether additional losses in excess of the amounts already accrued were reasonably possible or probable. The Company completed these consultations in December 2006, following which the Company was then able to determine that it was probable that additional losses to those already provided had been incurred, the amounts could be reasonably estimated, and it was therefore appropriate to record an increase in the Contingencies of $187 million.

The Contingencies were quantified based on an assessment of the probable liability, in accordance with the provisions of FAS 5 paragraph 8 and FIN 14 paragraph 3, arising from the ultimate tax treatment or outcome of contemplated negotiations with taxing authorities, and any appeals and or litigation of these items. As at December 31, 2006 amounts provided in respect of these tax audits totaled $240 million.

In response to the Staff’s comments, expanded disclosure has been included as Appendix A.

We acknowledge that the proposed revised disclosure as included in the Company’s letter of June 29 did not clearly address each part of the Staff’s prior comment four, specifically the jurisdiction and the periods to which the Contingencies related.

After careful deliberation the Company respectfully proposes to the Staff that the expanded disclosure included as Appendix A would provide readers with relevant and comparable information, as required by the guidance in FAS 5, FIN 14 and SOP 94-6 (the “Standards”) in respect of the Contingencies, and that the Standards do not specifically require disclosure of either the jurisdiction or the year to which a tax contingency relates.

The Company’s management does not believe that including this incremental information would materially assist readers in understanding the financial position of the Company, or that the previous exclusion of this information is misleading.  Also, as negotiations with the relevant taxing authorities are ongoing, disclosure of such information could, in the Company’s view, prejudice the Company’s position in these negotiations.

2.
With regard to prior comment five, your disclosure proposed does not explain what event(s) triggered recognition in the fourth quarter of 2006. Provide more specific disclosures in your amended filing and explain why recognition of reversals of tax valuation allowances occurred in the fourth quarter of 2006 and quantify the amount of the reversals. More fully explain how amendments to foreign tax legislation affected taxable income in the UK. Describe the foreign tax legislation. Explain why you do not disclose the $23 million in your response in addition to the $120 million. Disclose what tax assets the valuation allowance at December 31, 2006 and December 31, 2005 relate to.

Response:

We note the Staff’s comments above with respect to the Company’s proposed disclosure in response to prior comment five.  We have included expanded disclosure as Appendix A to address the Staff’s comments.

The Company respectfully advises the Staff that the $23 million referred to in our response is part of, rather than additional to, the $120 million total value of brought forward valuation allowances reversed during the fourth quarter of 2006.  The $120 million comprises:

Shire plc  Registered in England 5492592    Registered Office as above

•	$97 million of valuation allowances against certain UK affiliate NOL carryforwards;
•	$8 million[1] of valuation allowances against certain US affiliate NOL carryforwards; and
•	$15 million[1] of valuation allowances against certain European affiliate NOL carryforwards.

1 Totaling $23 million

Further detail on the specific circumstances leading to the recognition of the reversal of the valuation allowances in the fourth quarter of 2006 is provided below:

(i) Reversal of UK Valuation Allowances ($97 million)

In assessing whether to include the effect of the Company’s tax-planning strategies when determining the amount of valuation allowance required in respect of deferred tax assets, management considered FAS 109 paragraph 107 which states that “a tax planning strategy must be prudent and feasible. If an action is not prudent, management probably would not do it”. The Company also considered the guidance in FAS 109 paragraph 246 which states that for qualifying tax planning strategies to be prudent and feasible “Management must have the ability to implement the strategy and expect to do so unless the need is eliminated in future years”.

The predominant tax planning strategy implemented during the fourth quarter of 2006 related to a transfer between affiliates of an inter-company loan. Prior to the fourth quarter of 2006, the Company had in place an inter-company loan made by a UK affiliate to a Dutch affiliate, (the “Dutch receivable”).  The Dutch affiliate received a tax deduction (the “Dutch deduction”) for the interest payable on the loan, this deduction being allowable under Dutch tax rules as long as the UK affiliate debtor paid a “reasonable level” of tax.

In calculating the “reasonable level” of tax, the Dutch tax authorities permitted certain UK affiliate NOL carry-forwards (“allowable NOLs”) to be utilized against the interest income without disallowing the Dutch deduction, but at December 31, 2005 the Company’s UK affiliates also had gross NOL and other carry forwards totaling $276 million (the “restricted NOLs”) that could not be offset against the interest income on the Dutch receivable without compromising the Dutch deduction.

The Company had sufficient allowable NOLs to offset taxable interest income in the UK affiliate only up to the end of 2006.  Anticipating this, in 2006 the Company began to develop a tax planning strategy to enable efficient utilization of the restricted NOLs in a way that did not disallow the Dutch deduction.

In the third quarter of 2006, the Company developed a plan to transfer the Dutch receivable to a newly incorporated Maltese subsidiary, which the Company believed would enable the restricted NOLs to be utilized without disallowing the Dutch deduction.

However, in early October 2006 the Company was advised by its third party advisors that interpretive guidance, issued by the Dutch government in August 2006, cast doubt on whether the Company’s proposed plan would result in a “reasonable level” of tax being paid. As a result, the Company determined that the proposed plan was not prudent and feasible in the third quarter of 2006.

During the fourth quarter of 2006 the Company amended its plan. The Company’s third party advisors confirmed the feasibility of the amended plan and the Maltese tax authority confirmed the relevant tax treatment in December 2006, when the Dutch parliament also codified into the tax legislation the definition of a “reasonable level” of tax. Following the satisfaction of these pre-conditions, the Company deemed the amended plan both prudent and feasible, and accordingly implemented the amended plan in December  2006.

Prior to developing the amended plan in the fourth quarter of 2006, the Company did not have a prudent and feasible tax planning strategy to access the restricted NOLs that also preserved the Dutch deduction. This, together with negative evidence provided by cumulative losses in the UK affiliates, led to the Company’s determination that it was not “more likely than not” that the restricted NOLs were realizable. As a result, it was not until the fourth quarter of 2006 that the Company recognized the reversal of valuation allowances against these restricted NOLs.

Shire plc  Registered in England 5492592    Registered Office as above

(ii) Reversal of US Valuation Allowances ($8 million)

In December 2006 the Company merged a US affiliate, Shire Laboratories Inc., (“the Affiliate”) into its US parent, which enabled the Company to access NOLs totaling $22 million ($8 million impact on the income tax charge). The NOLs were incurred by the Affiliate prior to its acquisition in 1997, which the Company accounted for as a pooling of interests.  Prior to the merger, Shire’s forecasts of eligible taxable income and US statute limitations indicated that it was more likely than not that these NOLs would not be realized.  The merger enabled these NOLs to be utilizable against other US affiliates’ taxable income, and as a result the valuation allowance previously held against the NOLs was reversed in the fourth quarter of 2006.

The merger was not considered prudent prior to the fourth quarter of 2006, because the US affiliate was party to material patent litigation that was only settled in the third quarter of 2006. Following the settlement of this litigation, the Company commenced development of the tax planning strategy to enable the reversal of valuation allowances totaling $8 million. The Company determined that this tax planning strategy was both prudent and feasible during the fourth quarter of 2006, and accordingly implemented the strategy during the fourth quarter.

(iii) Reversal of Valuation Allowances in respect of certain European Affiliates ($15 million)

Following changes to the Company’s inter-company pricing structure during the fourth quarter of 2006, the Company revised its estimates of certain European affiliates’ future taxable income, and the Company determined that it was now more likely than not that NOLs in these European affiliates totaling $41 million would be realized ($15 million impact on the income tax charge).

Until September 2006, the Company was planning to implement an intercompany transfer pricing structure which, although beneficial to the Company overall, would have reduced the likelihood of the European affiliates being able to utilize their NOL carry-forwards.

In September 2006, a European Court of Justice decision (the “Cadbury decision”) meant that an alternative transfer pricing structure could be pursued, that was still beneficial to the Company overall, but would also result in improved forecasts of future taxable income in the relevant European affiliates.  The revised forecasts of taxable income provided positive evidence (sufficient to overcome the negative evidence of previous operating losses) that it was more likely than not that the NOL carry-forwards would be realized.

The transfer pricing structure was implemented in the fourth quarter of 2006, following due consideration of the Cadbury decision, consultation with third party advisors, and review and approval of the structure by the Company’s senior management.

In response to the Staff’s comments, expanded disclosure has been included as Appendix A.  The Company proposes to the Staff that the manner in which foreign tax legislation affects taxable income in the UK, resulting from cross-jurisdictional tax planning to enable realization of NOLs, although complex, is usual practice for a group operating internationally. The Company does not consider that disclosure of this specific information would materially assist readers in understanding the financial position of the Company, or that the exclusion of this information would be misleading.

3.
With regard to comment six, explain in your amended filing more clearly and specifically than in your proposed disclosure why permanent differences reduced the effective tax rate so much in 2006 compared to 2005 and 2004.

Response:

We note the Staff’s comment. The effective tax rate has benefited from favorable permanent differences totaling $60 million in 2006, an increase of $29 million over 2005 and $50 million over 2004.

Reasons for the increasing favorable impact of permanent differences on the effective tax rate over the period 2004 to 2006 include:

Shire plc  Registered in England 5492592    Registered Office as above

•	an increase in research and development tax credits received by the Company following the acquisition of Transkaryotic Therapies, Inc. (TKT) in July 2005;
•	a favorable permanent difference arising on non-taxable capital receipts following an internal reorganization in late 2005; and
•
a favorable permanent difference relating to tax deductible amortization, recorded following an inter-company transfer of assets in 2005 within the scope of FAS 109 paragraphs 9(e) and 121-124, which precludes the recognition of a deferred tax asset on the difference between the tax basis of assets in the buyer’s tax jurisdiction and the cost as reported in the consolidated financial statements.

During review of the Company’s disclosure in its Form 10-K, an inadvertent typographical error was identified in the 2004 comparative column of the table reconciling income from continuing operations before income taxes and earnings/(losses) of equity method investees and discontinued operations to the provision for income taxes. The error affected the signage of all the reconciling items, and the percentage reported in the “other” caption only.  The Company informs the Staff that the final effective tax rate for 2004 as reported in the Form 10-K for the year ended December 31, 2006 was presented correctly, and that the reconciliation for the 2004 financial year was presented correctly in the Company's Form 10-K for the years ended December 31, 2004 and 2005.  The inadvertent error only occurred during the preparation of the Company's Form 10-K for the year ended December 31, 2006.

In response to the Staff’s comments, and to correct the inadvertent error identified above, expanded disclosure has been included as Appendix A.

4.	Disclose in your filing the tax rates in the major territories in which you operate.

Response:

The Company notes the Staff’s comment. To assist the readers of the financial statements in understanding the effective tax rate, the Company will include in future filings disclosure of federal tax rates in the major territories in which the Company operates.

Suggested expanded disclosure, which the Company proposes to include in future filings, has been included in Appendix A.

* * *

The Company notes the Staff’s suggestion that our Form 10-K should be revised in response to the SEC’s comments.

At the time of preparing the disclosures, the Company’s management carefully considered the level of detail needed by users of the financial statements such that the financial statements were presented fairly in all material respects and were not misleading, together with the commercial interests of the Company and its shareholders. The Company respectfully proposes to the Staff that the disclosure included in its Form 10-K was presented in accordance with the applicable accounting literature, and included additional information such that the Company’s Form 10-K was presented fairly in all material respects and was not misleading.

In response to the Staff’s comments, the Company has included expanded disclosure as requested by the Staff as Appendix A. The Company believes that this additional information, while providing more detail to the disclosure, would not have changed the judgment of a reasonable person relying on the Company’s financial statements. The Company therefore respectfully proposes to the Staff that, rather than revise the Form 10-K, the Company instead includes the information provided in response to the Staff’s comments in future filings.

The Company understands and acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it

Shire plc  Registered in England 5492592    Registered Office as above

may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Angus Russell

Angus Russell
Chief Financial Officer

cc.  Matthew Emmens, Chief Executive Officer

Shire plc  Registered in England 5492592    Registered Office as above

Appendix A – Note 29, Income Taxes, pages F-63 to F-66

Suggested expanded disclosure reads as follows, (NB: changes to the current disclosure as included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 are underlined):

29.	Income taxes

The components of pre tax income/(loss) from continuing operations are as follows:

Year to December 31,		Adjusted and restated	Adjusted
	2006	2005	2004
	$’M	$’M	$’M
UK	20.5	61.6	(80.1)
US	(28.3)	44.5	248.7
In-process research and development	-	(815.0)	-
Other jurisdictions	324.6	217.2	257.8
	316.8	(491.7)	426.4

The provision/(benefit) for income taxes by location of the taxing jurisdiction for the years to December 31, consisted of the following:

Year to December 31,		Adjusted	Adjusted
	2006	2005	2004
	$’M	$’M	$’M
Current income taxes:
UK corporation tax	7.0	7.4	0.7
US federal tax	6.1	13.5	97.9
US state and local taxes	3.8	7.3	5.1
Other	210.0	39.1	36.4
Total current taxes	226.9	67.3	140.1

Deferred taxes
UK corporation tax	(81.0)	5.4	(0.5)
US federal tax	(57.8)	(8.2)	(12.1)
US state and local taxes	0.2	(3.3)	(0.1)
Other	(3.4)	27.6	0.9
Total deferred taxes	(142.0)	21.5	(11.8)
Total income taxes attributable to continuing operations	84.9	88.8	128.3
Total income taxes attributable to discontinued operations	-	-	-
Total income taxes	84.9	88.8	128.3

Shire plc  Registered in England 5492592    Registered Office as above

The reconciliation of income from continuing operations before income taxes and earnings/(losses) of equity method investees and discontinued operations to the provision for income taxes is shown in the table below:

Year to December 31,			Adjusted and restated		Adjusted
	2006		2005		2004
	$’M		$’M		$’M
Income/(loss) from continuing operations before income taxes and earnings/(losses) of equity method investees and discontinued operations	316.8		(491.7)		426.4
UK Corporation tax rate	30.0%		30.0%		30.0%

Adjustments to derive effective rate:
Non-deductible items:
Permanent differences	(18.8%	)	6.2%		(2.1%	)
In-process research and development	-		(49.7%	)	-
Other items:
Change in valuation allowance	(30.0%	)	(4.3%	)	(3.6%	)
Difference in taxation rates (1)	(9.3%	)	6.1%		(10.8%	)
Increase in tax contingencies	59.8%		(6.3%	)	10.1%
Prior year adjustment	(6.5%	)	0.7%		4.8%
Change in prior year tax rates	-		0.5%		-
Other	1.6%		(1.3%	)	1.7%
Provision for income taxes on continuing operations	26.8%		(18.1%	)	30.1%

(1) In addition to being subject to the UK Corporation tax rate of 30%, the Company is also subject to income tax in other territories in which the Company operates, including: Canada (22.1%); France (33.3%); Germany (25%); Ireland (12.5%); Italy (33.0%); the Netherlands (29.6%); Spain (32.5%); Sweden (28%); Switzerland (8.5%); and the US (35%). The rates quoted represent the headline federal income tax rates in each territory, and do not include any state taxes or equivalents or surtaxes or other taxes charged in individual territories, and do not purport to represent the effective tax rate for the Company in each territory.

The effective rate of tax for the year to December 31, 2006 was 26.8% (2005: 27.5%, after excluding the impact of the $815 million (restated) write-off of IPR&D in respect of the TKT acquisition).  The effective rate has fallen by 0.7% as a result of an increase in deferred tax assets, offset by an increase in current tax liabilities.

The increase in deferred tax assets was primarily due to the reversal of valuation allowances following changes in estimates as to realization, and by the crystallization of additional losses (included within prior year adjustments above).

Change in Valuation Allowances

The Company recognized the reversal of valuation allowances primarily following the implementation of tax planning strategies during the fourth quarter of the year to December 31, 2006 and revisions to projections of future earnings in certain European jurisdictions, which led the Company’s management to determine that it was now more likely than not that the relevant tax loss carry-forwards would be realizable.

The change in valuation allowances in the year to December 31, 2006 included a reversal in the fourth quarter of $120 million of valuation allowances in place at January 1, 2006, of which $97 million related to the UK, $8 million to the US and $15 million to certain European affiliates. The valuation allowances were not reversed until the fourth quarter of 2006 as the predominant tax planning strategies which triggered the recognition of the reversals were either not in place or did not provide a prudent and

Shire plc  Registered in England 5492592    Registered Office as above

feasible source of taxable income until the fourth quarter. Prior to the reversal of these valuation allowances, the Company had determined that it was more likely than not that the related deferred tax assets would not be realized, primarily as a result of insufficient future taxable income being available to overcome cumulative losses.

The effect of this reversal is included in the increase in net deferred tax assets to $261.0 million at December 31, 2006 (2005: $116.2 million).  Realization of deferred tax assets is dependent upon generating sufficient taxable income to utilize such assets.  Although realization of these assets is not assured, it is more likely than not that the amount recognized will be realized.

Additional Tax Contingencies

The increase in current tax liabilities was primarily a result of additional tax contingencies of $187 million recognized in the fourth quarter of 2006 as a result of the Company's assessment of the implications of ongoing audits by tax authorities (included in increase in tax contingencies above).  The tax audits commenced in 2004  and relate to the years 1999 to 2006, covering a range of issues including transfer pricing, potential restrictions on the utilization of NOLs, potential taxation of overseas dividends and controlled foreign companies rules.

The Company had recognized a $53 million contingency in respect of these tax audits at December 31, 2005, based on the Company's management’s assessment of the probability of additional taxation payments at that time.  However, during the fourth quarter of 2006, the tax authorities expanded the scope of their enquiries and proposed adjustments to certain tax positions previously filed by the Company.  At this point, the Company retained third party advisors to assess the merits, quantum and implications of the adjustments proposed by the tax authorities, and to assist the Company's management in determining whether or not additional tax payments in excess of the existing provision of $53 million were reasonably possible or probable.

Upon completion of the Company’s review of these proposed adjustments in December 2006, including receipt of the expert third party’s advice, the Company found it appropriate to recognize the additional tax contingencies of $187 million, which included an estimate of potential interest due in respect of potential unpaid taxes.  Following the recognition of these additional tax contingencies in the fourth quarter of 2006, the provision in respect of these ongoing tax audits totaled $240 million.  While the tax audits remain open, it is the opinion of the Company’s management that additional tax payments in excess of those already provided, that would have a material impact on the Company’s consolidated financial statements, are not reasonably possible.

Permanent Differences

Permanent differences reduced the effective tax rate by 18.8% or $59.6 million in the year to December 31, 2006 (2005: increased by 6.2% or $30.5 million; 2004: reduced by 2.1% or $9.5 million). Reasons for the increasing favorable impact of permanent differences on the effective tax rate over the period 2004 to 2006 include: an increase in research and development tax credits received by the Company following the acquisition of TKT in July 2005; non taxable capital receipts following an internal  reorganization in late 2005; and a favorable permanent difference relating to tax deductible amortization, recorded following an inter-company transfer of assets in 2005 for which the recognition of a deferred tax asset is precluded by FAS 109.

Shire plc  Registered in England 5492592    Registered Office as above

The significant components of deferred income tax assets and liabilities and their balance sheet classifications, as at December 31, are as follows:

	December	December
	31, 2006	31, 2005
	$’M	$’M
Deferred tax assets:
Deferred revenue	5.6	6.4
Inventory & warranty provisions	21.8	12.2
Losses carried forward (including tax credits)	369.0	417.9
Provisions for product returns and doubtful accounts	30.3	28.3
Restructuring	50.3	50.3
Intangibles	21.5	19.4
Other	69.3	44.8
Gross deferred tax assets	567.8	579.3
Less: valuation allowance	(109.6)	(235.1)
	458.2	344.2
Deferred tax liabilities:
Excess of tax value over book value of assets	(197.2)	(228.0)
Net deferred tax assets	261.0	116.2

Balance sheet classifications:

Deferred tax assets - current	105.7	54.2
Deferred tax assets - non-current	155.3	62.0
	261.0	116.2

The approximate operating loss and tax credit carry-forwards as at December 31, are as follows:

	2006	2005
	$’M	$’M
US federal tax NOLs	203.4	270.3
US state tax NOLs	66.6	99.4
UK NOLs	152.3	227.8
Canadian NOLs	84.7	153.2
Foreign tax jurisdictions	167.3	82.9
R&D tax credits	318.2	301.9

Shire plc  Registered in England 5492592    Registered Office as above

The operating loss and tax credit carry-forwards shown above have the following expiration dates:

December 31
2006
$’M
Within 1 year	13.1
Within 1 to 2 years	18.0
Within 2 to 3 years	22.6
Within 3 to 4 years	13.1
Within 4 to 5 years	17.3
Within 5 to 6 years	15.2
Within 6 to 7 years	16.5
After 7 years	518.3
Indefinitely	358.4

As at December 31, 2006, the Company had a valuation allowance of $109.6 million to reduce its deferred tax assets to estimated realizable value.  These valuation allowances related primarily to operating loss, capital loss and tax-credit carry-forwards in the US ($79.9 million), Canada ($9.8 million) and other foreign tax jurisdictions ($19.9 million).

As at December 31, 2005 the Company had a valuation allowance of $235.1 million to reduce its deferred tax assets to estimated realizable value, relating primarily to operating loss, capital loss and tax credit carry-forwards in the US ($101.7 million), the UK ($96.8 million), Canada ($6.7 million) and other foreign tax jurisdictions ($29.9 million).

The utilization of operating loss and tax credit carry-forwards is restricted to the taxable income of the subsidiary generating the losses. In addition, capital loss carry-forwards can only be offset against capital gains.  As at December 31, 2006, based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are anticipated to reverse, and reasonable and feasible tax-planning strategies, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the valuation allowances. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

As at December 31, 2006, the Company had not made a tax provision on approximately $2.1 billion of unremitted earnings of the Company’s international subsidiaries. As at December 31, 2006, these earnings are expected to be reinvested overseas. Because of complexity, it is not practical to compute the estimated deferred tax liability on these earnings.

Shire plc  Registered in England 5492592    Registered Office as above